 

07023346

CUNNINGHAM LINDSEY GROUP INU.

70 UNIVERSITY AVENUE, SUITE 1200 - TORONTO, ONTARIO M5J 2M4 - TELEPHONE (416) 596-8020 FAX (416) 596-6510

May 4, 2007

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.
20549
U.S.A.

RECEIVED
MAY 0 7 2007
WASH. D.C.
209

SUPPL

Dear Sirs or Mesdames:

Re: Cunningham Lindsey Group Inc. – File No. 82 – 5143

Pursuant to the exemption under SEC rule 12g3-2(b) for foreign private issuers, we are furnishing you with a copy of the Q1 Financial Statements of Cunningham Lindsey Group Inc. dated March 31, 2007 filed with Canadian securities' authorities.

Also enclosed are the following documents filed by Lindsey Morden Group Inc. with Canadian securities authorities:

– Q1 Management Discussion and Analysis dated March 31, 2007;
– Form 52-109F2 (CFO) Certification of Interim Filing dated May 2, 2007 and;
– Form 52-109F2 (CEO) Certification of Interim Filing dated May 1, 2007

Please call me at (416) 596-8020 with any questions.

Yours truly,
Cunningham Lindsey Group Inc.

PROCESSED

MAY 1 5 2007

**THOMSON
FINANCIAL**

Paula L. Sawyers
Corporate Secretary

Enc.
PS/eh

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL
Purpose and Interpretation

Unless the context otherwise requires, the terms "Company", "we", "us", and "our" refer to Cunningham Lindsey Group Inc. and its subsidiaries. The purpose of this management's discussion and analysis of financial condition and results of operations ("MD&A") is to give a narrative explanation of our consolidated financial performance during the first quarter of 2007. It is intended to supplement the unaudited consolidated financial statements and notes thereto for the three months ended March 31, 2007 and should be read in conjunction with them. It updates the MD&A for the fiscal year ended December 31, 2006 on pages 10-24 of our 2006 Annual Report. Our unaudited consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles and, unless otherwise stated, are in Canadian dollars. Certain totals, sub-totals, and percentages presented in this discussion may not reconcile due to rounding.

We use the term "EBITDA" (earnings before interest, taxes, depreciation, and amortization) in our MD&A, which is defined as revenue from continuing operations less cost of service and selling, general, and administration expenses, excluding depreciation and amortization expense. The most significant cost component of EBITDA is the cost of compensation and benefits of our professionals. Changes in these expenses are correlated with increases and decreases in our revenue. EBITDA does not have a standard meaning prescribed by generally accepted accounting principles and may not be comparable with similar measures used by other companies.

Cunningham Lindsey Group Inc. is a holding company that conducts business through its directly and indirectly held subsidiaries. In this MD&A, "CL Canada" or "operations in Canada" refers to Cunningham Lindsey Canada Limited and its subsidiary, "CL US" or "operations in the United States" refers to Cunningham Lindsey U.S. Inc. and its subsidiaries, "CL United Kingdom" or "operations in the United Kingdom" refers to Cunningham Lindsey United Kingdom and its subsidiaries together with Claims International (Holdings) Limited and its subsidiary, "CL Europe" or "operations in Europe" refers to Cunningham Lindsey Europe BV and its subsidiaries, "CL International" or "International operations" refers to Cunningham Lindsey International Limited and its subsidiaries, and "Corporate" refers to corporate, administrative, overhead and financing costs.

Unless otherwise noted in this MD&A, all information is given as at May 2, 2007. Additional information about us may be found on our website, www.cunninghamlindsey.com, and in our most recent Annual Information Form and other documents filed with Canadian securities regulators on SEDAR, at www.sedar.com.

Special Note Regarding Forward-looking Statements

The matters discussed in this MD&A and elsewhere in the interim report include certain forward-looking statements. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate, or imply future plans, intentions, levels of activity, results, performance, or achievements. Forward-looking statements may be identified, without limitation, by the use of such words as "may", "will", "should", "would", "could", "anticipates", "estimates", "expects", "intends", "plans", "predicts", "projects", "believes", or words or phrases of similar meaning or negative derivations thereof. Forward-looking statements in this MD&A assume no extraordinary occurrence or lack of weather-related events in 2007. Information regarding material factors or assumptions applied in making forward-looking statements, as well as important factors that could cause actual results to differ materially from expectations, may be found under the headings "Critical Accounting Estimates" and "Financial Currency Exposure".

Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, achievements or other future events. Readers should not rely on forward-looking statements as they involve known and unknown risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed, implied or anticipated in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, the following: our substantial debt; vulnerability of revenue to weather conditions; general insurance market conditions; reduction of our potential customers if claims adjusting activities are brought in-house; foreign currency fluctuations; the loss of key personnel; competition; reliance on key customers; changes to the regulatory environment; legal proceedings; access to cash; collection of accounts receivable; critical accounting estimates; controlling shareholder influence; and our outstanding debt may discourage a change of control. For a more complete discussion of general risks and uncertainties that apply to our business and our operating results, please see "Risk Factors" in our Annual Information Form for the year ended December 31, 2006 and our other documents filed with Canadian securities regulators on SEDAR, at www.sedar.com.

We operate in a very competitive and rapidly changing environment. New risks emerge from time to time and it is not possible for management to predict all such risks. We have no obligation, and do not intend to update or alter such forward-looking statements as a result of new information, future events or otherwise, except as required by law.

Our Business
Our five principal operating subsidiaries manage a worldwide network of 357 locations in multiple countries. CL Canada, CL US and CL United Kingdom operate principally in Canada, the United States, and the United Kingdom, respectively. CL Europe carries on business principally in continental Europe, while CL International services customers in Europe, the United States, Latin America, Asia and the Middle East, as well as multi-national businesses operating throughout the world. The locations are consolidated into regional profit centres, which offer insurance claims services catered to their target markets.

Our core business is managing claims for most major types of property and casualty insurance losses. We provide a wide range of independent insurance claims services to insurance and reinsurance companies, insurance syndicates, insurance brokers and organizations with significant risk retention worldwide. Each principal operating subsidiary provides loss-adjusting services for a range of claims, from traditional low value insurance claims to complex high value claims. As each subsidiary's market is different, the mix of claim types serviced and speciality services offered differs from subsidiary to subsidiary.

Our professional claims adjusters have expertise in handling claims for a variety of losses, specializing in claims investigation, and evaluation and loss control. We employ and also sub-contract engineers and scientists in connection with our project management services, and have access to a wide range of experts in various fields with whom we have developed close working relationships to provide additional services required in the claims adjusting process. When large weather events occur, we supplement our core team of employee adjusters with qualified and experienced contract claims adjusters to handle the increased numbers of claims. Compensation and benefits costs for our professionals are the most significant component of our cost of service, and changes to these expenses are correlated with increases and decreases in our revenue.

Demand for certain claims service is closely related to the occurrence of weather-related events, although a particular weather event may impact our principal operating subsidiaries differently. For example, a hurricane in the Atlantic could result in a large number of relatively low value claims for our operations in the United States, and result in a small number of large value claims of longer duration for our International operations.

The industry and economic factors outlined in our 2006 Annual Report are substantially unchanged.

Highlights from the First Quarter
Financial highlights from the first quarter of 2007 are as follows:

- 12.4% increase in revenue compared to the first quarter of 2006, reaching $116.8 million;
- 5.9% increase in EBITDA compared to the first quarter of 2006, reaching $6.0 million;
- $4.0 million improvement in net earnings compared to the first quarter of 2006, reaching $2.5 million; and
- net earnings per share of $0.11.

Our increase in revenue and EBITDA was driven by a significant increase in claims volumes in our operations in the United Kingdom, as well as the strengthening of the United Kingdom pound against the Canadian dollar relative to the first quarter of 2006.

The growth in revenue of our operations in the United Kingdom was as a result of significant increases in claims volumes from their core business and the January 2007 windstorms, as well as the strengthening of the United Kingdom pound against the Canadian dollar relative to the first quarter of 2006.

Our operations in the United States continued to grow revenue and earnings from their core claims adjusting business. However, revenue and earnings in the first quarter of 2007 were less than the first quarter of 2006, due to the first quarter of 2006 benefiting from the 2005 hurricanes that impacted the southern United States.

Our operations in Canada generated significant growth in profitability, despite a small decrease in revenue as compared to the first quarter of 2006. The growth in profitability was a result of investments in personnel and technology and expense reduction measures taken in 2006.

Our operations in Europe reported mixed results. CL Europe completed the sale of its European headquarters building in Amsterdam for $3.3 million, which provided an after-tax profit of $1.7 million. However, due to adverse changes in volume,

CL Europe determined that it was prudent to close the office in Marseilles, France and incurred costs of $0.7 million that impacted the overall performance of CL Europe in the first quarter of 2007.

CL International had a strong first quarter of 2007, but generated lower earnings than the first quarter of 2006. This reduction in earnings was primarily due to the first quarter of 2006 benefiting from the 2005 hurricanes that impacted the southern United States.

We had a $3.1 million reduction in operating cash flow for the first quarter of 2007 as compared to the first quarter of 2006, primarily due to increased claims in process in our operations in the United Kingdom. Despite the reduction in operating cash flow, we did not borrow additional funds from our parent company in the first quarter of 2007. However, we may need to borrow additional funds in the future.

Foreign Currency Exposure

We carry on a substantial portion of our business outside of Canada and therefore have exposure to foreign exchange fluctuations related to our investment in these operations. As our financial results are reported in Canadian dollars, fluctuations in the value of foreign currencies relative to the Canadian dollar could materially affect our financial results. Accordingly, some of our operating results are also discussed on a local currency basis.

From time to time, we review our foreign currency exposure related to certain investments in foreign operations to evaluate the need to hedge such exposure. As at May 2, 2007, we are not engaged in any hedging activities.

The following table sets out the Canadian dollar value of the high, low, average and closing noon rates of the United Kingdom pound, the United States dollar and the European Monetary Union euro in each of the periods indicated as quoted by the Bank of Canada.

| | Three months ended March 31 | |
United Kingdom Pound	2007	2006
High	2.3450	2.0661
Low	2.2557	1.9806
Average	2.2902	2.0243
Close	2.2697	2.0299

| | Three months ended March 31 | |
United States Dollar	2007	2006
High	1.1853	1.1726
Low	1.1529	1.1322
Average	1.1714	1.1547
Close	1.1529	1.1671

| | Three months ended March 31 | |
European Monetary Union Euro	2007	2006
High	1.5628	1.4189
Low	1.5106	1.3523
Average	1.5357	1.3894
Close	1.5418	1.4169

SELECTED FINANCIAL INFORMATION
The following table summarizes selected financial information for the three months ended March 31, 2007 and 2006.

For the three months ended March 31	2007	2006
(in $000s except per share data)		
Revenue		
Canada	**13,700**	14,046
United States	**15,145**	17,540
United Kingdom	**58,887**	45,245
Europe	**15,363**	14,373
International	**13,675**	12,695
Total revenue	**116,770**	103,899
Earnings before interest, taxes, depreciation, and amortization (EBITDA)		
Canada	**748**	94
United States	**901**	1,383
United Kingdom	**4,443**	2,869
Europe	**(185)**	298
International	**1,774**	2,577
Corporate	**(1,691)**	(1,565)
Total EBITDA	**5,990**	5,656
Depreciation and amortization	**(1,205)**	(1,183)
Gain on sale of asset held for sale	**2,352**	-
Interest	**(4,217)**	(4,485)
Income tax expense	**(416)**	(1,515)
Net earnings (loss)	**2,504**	(1,527)
Basic and diluted net earnings (loss) per share	**0.11**	(0.07)
Total shares outstanding (000) [1]	**22,093**	22,093
Weighted average shares (000)	**22,021**	21,960
Total assets	**428,500**	381,478
Total long-term financial liabilities	**135,215**	134,996

[1] As at March 31, 2007, there were 19,919,968 subordinate voting shares and 2,172,829 multiple voting shares issued and outstanding.

RESULTS OF OPERATIONS
Consolidated Results
Our total revenue for the first quarter of 2007 was $116.8 million, an increase of $12.9 million compared to $103.9 million of revenue for the first quarter of 2006. International operations and operations in Europe and the United Kingdom reported increases in revenue compared to the first quarter of 2006. However, our operations in Canada and the United States reported decreases in revenue compared to the first quarter of 2006.

EBITDA for the first quarter of 2007 was $6.0 million (5.1% of revenue), an increase of $0.3 million from EBITDA of $5.7 million (5.4% of revenue) for the first quarter of 2006. Our operations in Canada and the United Kingdom reported increases in EBITDA compared to the first quarter of 2006. This was partially offset by an increase in Corporate costs and decreases in EBITDA as reported by our International operations and operations in Europe and the United States. The increase in EBITDA was primarily due to the increase in revenue noted above.

Net earnings for the first quarter of 2007 were $2.5 million ($0.11 per share) compared to a net loss of $1.5 million ($0.07 loss per share) for the first quarter of 2006. Our net earnings for the first quarter of 2007 included an after-tax profit of $1.7 million ($2.4 million pre-tax) from the sale of our European headquarters building in Amsterdam.

The difference between EBITDA and net earnings is due to any profit (loss) on disposal of fixed assets, interest expense, provision for income taxes, depreciation and amortization expense, and any disposal of business segments.

Total interest expense in the first quarter of 2007 was $4.2 million, $0.3 million less than interest expense of $4.5 million in the first quarter of 2006. Total interest expense in the first quarter of 2007 included $2.2 million of interest incurred on our $125 million 7% unsecured Series "B" debentures and other long-term debt. The other $2.0 million of interest expense in the first quarter of 2007 consisted of $1.8 million of interest and amortization of issue costs associated with our unsecured non-revolving loan facility, and $0.2 million interest on operating lines and other credit facilities. Interest expense in the first quarter of 2007 was less than in the first quarter of 2006 primarily due to lower interest rates and a decrease in commitment fees in respect of our $72.8 million non-revolving term facility.

An income tax expense of $0.4 million was recorded in the first quarter of 2007 compared to $1.5 million in the first quarter of 2006. The income tax expense for the first quarter of 2007 included an income tax recovery of $0.9 million (£0.4 million) arising from tax-deductible Corporate losses.

CL Canada Results
CL Canada reported revenue for the first quarter of 2007 of $13.7 million, a decrease of $0.3 million compared to the first quarter of 2006. CL Canada reported decreased revenue in the ENVIRONMENTAL SOLUTIONS® Remediation Services and call centre divisions, which was partially offset by increased revenue in their claims adjusting business.

The operations in Canada reported EBITDA of $0.7 million in the first quarter of 2007, an increase of $0.6 million compared to the first quarter of 2006. The increase in EBITDA was primarily due to returns on investments made in personnel in our claims adjusting operations and technology and cost cutting measures taken in the latter part of 2006.

CL US Results
CL US reported revenue for the first quarter of 2007 of $15.1 million, a decrease of $2.4 million compared to the first quarter of 2006. In local currency, revenue from operations in the United States was U.S.$12.9 million for the first quarter of 2007, a decrease of $2.3 million compared to the same period in 2006. The decrease in revenue was primarily attributable to reduced revenue from storm claims, as the first quarter of 2006 benefited from the 2005 hurricanes.

The operations in the United States reported EBITDA of $0.9 million in the first quarter of 2007, a decrease of $0.5 million compared to the first quarter of 2006. In local currency, EBITDA was U.S.$0.8 million in the first quarter of 2007, a decrease of $0.4 million compared to the first quarter of 2006. The decrease in EBITDA was primarily due to the decrease in revenue noted above.

CL United Kingdom Results
CL United Kingdom reported revenue for the first quarter of 2007 of $58.9 million, an increase of $13.6 million compared to the first quarter of 2006. In local currency, revenue from operations in the United Kingdom was £25.7 million for the first quarter of 2007, an increase of £3.4 million compared to the first quarter of 2006. The increase in revenue was primarily due to increased claims volumes from their core business and the January 2007 windstorms, as well as the strengthening of the United Kingdom pound against the Canadian dollar relative to the first quarter of 2006.

The operations in the United Kingdom reported EBITDA of $4.4 million for the first quarter of 2007, an increase of $1.6 million compared to the first quarter of 2006. In local currency, EBITDA was £1.9 million in the first quarter of 2007, an increase of £0.5 million compared to the first quarter of 2006. The increase in EBITDA was primarily due to the increase in revenue noted above.

CL Europe Results
CL Europe reported revenue for the first quarter of 2007 of $15.4 million, an increase of $1.0 million compared to the first quarter of 2006. The increase in revenue was primarily due to the strengthening of the European euro against the Canadian dollar relative to the first quarter of 2006. In local currency, revenue from operations in Europe was €10.0 million for the first quarter of 2007, a decrease of €0.3 million compared to the first quarter of 2006. The decrease in local currency revenue was primarily due to the closure of the office in Marseilles, France.

The operations in Europe reported EBITDA of ($0.2) million for the first quarter of 2007, a decrease of $0.5 million compared to the first quarter of 2006. In local currency, EBITDA was (€0.1) million in the first quarter of 2007, a decrease of €0.3 million compared to the first quarter of 2006. The reduction in EBITDA was primarily due to €0.5 million of costs incurred as a result of closing the office in Marseilles, France.

CL International Results
CL International reported revenue for the first quarter of 2007 of $13.7 million, an increase of $1.0 million compared to the first quarter of 2006. The increase in reported revenue was primarily due to the strengthening of the United Kingdom pound against the Canadian dollar relative to the first quarter of 2006. In local currency, revenue from the International operations was £6.0 million for the first quarter of 2007, a decrease of £0.3 million compared to the first quarter of 2006. The decrease in local currency revenue was primarily attributable to reduced revenue from storm claims, as the first quarter of 2006 benefited from the 2005 hurricanes.

International operations reported EBITDA of $1.8 million for the first quarter of 2007, a decrease of $0.8 million compared to the first quarter of 2006. In local currency, EBITDA was £0.8 million in the first quarter of 2007, a decrease of £0.5 million compared to the first quarter of 2006. The decrease in EBITDA was primarily related to the increased profit from storm claims in the first quarter of 2006.

Corporate Results
Corporate EBITDA comprised selling, general and corporate administration expenses, excluding depreciation and amortization. Corporate EBITDA was ($1.7) million for the first quarter of 2007 compared to EBITDA of ($1.6) million in the first quarter of 2006.

SUMMARY OF QUARTERLY RESULTS
(Unaudited)

(in $000s, except per share data)	First Quarter 2007	Fourth Quarter 2006	Third Quarter 2006	Second Quarter 2006
Revenue				
Canada	13,700	12,285	13,187	13,765
United States	15,145	13,615	14,901	14,898
United Kingdom	58,887	58,256	49,303	44,248
Europe	15,363	16,847	13,030	14,392
International	13,675	13,487	12,967	11,883
Total Revenue	116,770	114,490	103,388	99,186
Earnings before interest, taxes, depreciation, and amortization (EBITDA)				
Canada	748	282	508	(34)
United States	901	(174)	1,013	729
United Kingdom	4,443	8,160	4,043	2,666
Europe	(185)	1,245	(825)	88
International	1,774	1,909	1,946	1,826
Corporate	(1,691)	(1,421)	(1,322)	(1,556)
Total EBITDA	5,990	10,001	5,363	3,719
Net earnings (loss) from continuing operations				
Canada	713	207	451	(92)
United States	836	(195)	939	5,472
United Kingdom	2,830	4,842	2,266	1,274
Europe	1,093	448	(950)	(138)
International	1,265	1,554	1,405	1,327
Corporate	(4,233)	(6,302)	(5,245)	(5,693)
Total net earnings (loss) from continuing operations	2,504	554	(1,134)	2,150
Net earnings (loss)	2,504	554	(1,134)	2,150
Net earnings (loss) per share from continuing operations	0.11	0.03	(0.05)	0.10
Net earnings (loss) per share	0.11	0.03	(0.05)	0.10
Total shares outstanding (000)	22,093	22,093	22,093	22,093
Weighted average shares (000)	22,021	22,020	22,014	21,992

SUMMARY OF QUARTERLY RESULTS
(Unaudited)

(in $000s, except per share data)	First Quarter 2006	Fourth Quarter 2005	Third Quarter 2005	Second Quarter 2005
Revenue				
Canada	14,046	13,342	14,056	12,490
United States	17,540	20,061	13,528	14,671
United Kingdom	45,245	50,165	48,572	50,132
Europe	14,373	16,935	14,710	15,996
International	12,695	13,461	10,661	14,367
Total Revenue	103,899	113,964	101,527	107,656
Earnings before interest, taxes, depreciation, and amortization (EBITDA)				
Canada	94	266	755	(168)
United States	1,383	1,311	529	727
United Kingdom	2,869	9,358	5,636	4,362
Europe	298	(70)	(156)	344
International	2,577	745	1,144	3,906
Corporate	(1,565)	(1,566)	(2,390)	(1,345)
Total EBITDA	5,656	10,044	5,518	7,826
Net (loss) earnings from continuing operations				
Canada	33	103	406	(139)
United States	1,126	1,066	353	587
United Kingdom	1,420	5,865	3,407	2,547
Europe	(45)	(390)	(472)	28
International	1,640	195	1,216	3,063
Corporate	(5,701)	591	(6,393)	(6,167)
Total net earnings (loss) from continuing operations	(1,527)	7,430	(1,483)	(81)
Net (loss) earnings	(1,527)	7,430	(1,483)	(2,433)
Net (loss) earnings per share from continuing operations	(0.07)	0.34	(0.09)	(0.01)
Net (loss) earnings per share	(0.07)	0.34	(0.09)	(0.17)
Total shares outstanding (000)	22,093	22,093	22,093	14,301
Weighted average shares (000)	21,960	21,875	16,587	13,961

The demand from property and casualty insurance companies for services of independent claims services firms is closely related to the occurrence of weather-related events that generate volumes of claims that insurers are not able to service with internal resources. Typically, our revenue is evenly spread throughout the year, with slightly higher revenue in the second half of the year due to the occurrence of seasonal weather-related events. We seek to mitigate the seasonal demand for our services by offering those services in a number of different geographic regions throughout the world and by marketing innovative services, such as adjusting for construction claims, which are not affected by weather-related events.

CASH FLOW AND LIQUIDITY
Analysis of Liquidity
Our principal source of liquidity is our operating cash flow. Weather-related events have a significant impact on our working capital and operating cash flow. The majority of our expenses are related to the cost of compensation and benefits of our professionals and fixed overhead costs. A significant weather-related event would increase accounts receivable and claims in process over the short and medium-term, thus utilizing working capital. As the claims associated with a particular weather-related event are closed, or billing milestones are achieved and the payments are received, accounts receivable and claims in process return to lower levels, and cash flow increases.

Overall, we used more cash in our operating activities during the first quarter of 2007 than we did in the first quarter of 2006. Cash used in operating activities from continuing operations was $10.6 million in the first quarter of 2007 compared to $7.5 million in the first quarter of 2006. The $3.1 million decrease in cash was due to a $5.3 million unfavourable working capital movement and a $1.8 million reduction in items not affecting cash, offset by a $4.0 million increase in net earnings.

We may require funds from our parent company, Fairfax Financial Holdings Limited ("Fairfax") during 2007 for operating purposes. We are taking action and reviewing options and alternatives to improve our cash flow. Our cash position could be improved by increasing our earnings as a result of investments we have made to grow our business, better management of our working capital, and other operating improvements. We could also strengthen our financial position by improving the debt structure on our balance sheet.

Accounts receivable at March 31, 2007 decreased by $3.5 million compared to December 31, 2006, to $89.8 million. The decrease was primarily due to the receipt of approximately $5.7 million from Fairfax in respect of costs related to our United States third party claims administration business (the "United States TPA Business"), partially offset by increased claims volumes in operations in the United Kingdom.

Claims in process at March 31, 2007 was $71.7 million, an increase of $1.8 million compared to December 31, 2006. The increase was primarily due to increased claims volumes in operations in the United Kingdom.

Goodwill at March 31, 2007 was $223.7 million compared to $225.3 million at December 31, 2006. The decrease was primarily from $1.3 million in foreign exchange movements.

Accounts payable and accrued liabilities at March 31, 2007 decreased by $2.4 million compared to December 31, 2006 to $75.1 million. The decrease was primarily due to the payment of accrued bonuses.

Income taxes payable at March 31, 2007 were $3.8 million, a decrease of $3.5 million compared to December 31, 2006. The decrease was primarily due to our United Kingdom subsidiaries making tax instalment payments totalling $3.1 million to Fairfax.

Cash Used in Operating Activities

For the three months ended March 31	2007	2006
($000s)		
Canada	(574)	(547)
United States	630	573
United Kingdom	(6,671)	(1,812)
Europe	(1,092)	(1,221)
International	(503)	616
Corporate and financing costs	(2,379)	(5,107)
	(10,589)	(7,498)

The cash used in operations in Canada, the United States and Europe in the first quarter of 2007 was largely unchanged from the comparable period in 2006.

The $4.9 million decrease in cash flow from operations in the United Kingdom was primarily due to a $3.7 million unfavourable movement in claims in process, a $1.9 million unfavourable movement in income taxes payable, and a $0.9 million unfavourable movement in accounts receivable. This was partially offset by a $1.4 million improvement in net earnings.

The $1.1 million decrease in cash flow from International operations was primarily due to a $1.6 million unfavourable movement in income taxes payable and a $1.2 million unfavourable movement in claims in process. This was partially offset by a $1.4 million favourable movement in accounts receivable.

The $2.7 million improvement in Corporate cash flow was primarily due to a $1.5 million improvement in net earnings and a $3.1 million favourable movement in accounts payable. This was partially offset by a $1.9 million unfavourable movement in income taxes payable.

Investing Activities
Cash used in business acquisitions of $0.7 million in the first quarter of 2006 related to the acquisition of Courtille SCRP in France.

Proceeds from the sale of assets held for sale of $3.3 million in the first quarter of 2007 was due to the sale of our European headquarters building in Amsterdam.

Cash inflows from other assets were $0.8 million in the first quarter of 2007 and were primarily due to the receipt of insurance proceeds in our operations in the United States.

Cash inflows from discontinued operations were $3.8 million in the first quarter of 2007. The net inflows were primarily due to receipts of approximately $5.7 million from Fairfax for costs related to the United States TPA Business, partially offset by payments of liabilities.

Credit Facilities and Indebtedness
Net debt (defined as total long-term debt, bank indebtedness and other loans less cash) as at March 31, 2007 was $201.3 million compared to $198.4 million at December 31, 2006. The increase in net debt was to fund operating cash flow.

On March 31, 2006, CL Canada renewed an unsecured non-revolving term facility for an initial term to March 31, 2007. Pursuant to the terms of the facility, CL Canada extended the facility for a further one-year term to March 31, 2008. The principal amount of the renewed facility is $72.8 million and bears interest at a per annum rate equal to the Canadian prime rate in effect plus 3.5%.

The 2006 renewal terms included commitment fees equal to 1% of the renewed loan balance, which have been paid, and 1.5% of the balance outstanding at the time of any further extension. The commitment fee equal to 1.5% of the balance outstanding at the time of the further extension is due as follows: one quarter of such fee on February 28, 2007, one quarter of such fee on June 30, 2007, and the remaining half of such fee on September 30, 2007, provided that on each such date, CL Canada has not repaid the facility. CL Canada paid one quarter of the commitment fee related to the further extension on February 28, 2007.

The facility may be repaid at any time, but is permanently reduced by the amount of any repayment. As at March 31, 2007, none of the principal amount had been repaid. We have guaranteed the loan, as have several of our subsidiaries.

Under the terms of the facility, we must meet certain financial covenants regarding a debt to free cash flow ratio, a debt to equity ratio, maintenance of a minimum level of equity, and a cap on capital expenditures. The senior lender may declare an event of default if we do not comply with any of the financial covenants and do not cure the default within three business days of the earlier of the lender giving notice of the default or us becoming aware of the default. Fairfax has agreed to provide us with necessary financing to permit us to meet our obligations under the facility. See "Transactions with Related Parties" in this MD&A.

As at March 31, 2007, we owed $4.0 million to Fairfax. The loans bear interest at a rate of 7% per annum and are subject to the terms of a subordination and postponement agreement. Pursuant to this agreement, Fairfax has agreed that we will not repay the principal amount of the loans until our $72.8 million facility is repaid, without the consent of the senior lender.

As at March 31, 2007, our subsidiaries had demand lines of credit in the United Kingdom and Europe totalling $20.9 million. Bank indebtedness as at March 31, 2007 was $7.1 million primarily consisting of drawn lines. The demand facilities are for general corporate needs of operating subsidiaries and are not intended to be available for use by Cunningham Lindsey Group Inc.

Bank indebtedness at March 31, 2007 increased $0.5 million as compared to December 31, 2006, and cash of $7.3 million at March 31, 2007 decreased $3.2 million as compared to December 31, 2006. The decrease in net cash was primarily due to unfavourable working capital movements.

In the fourth quarter of 2006, we secured an additional €1.5 million bank line of credit in Europe using the contracted sale of our European headquarters building in Amsterdam as collateral. The bank credit line was repaid in the first quarter of 2007 following the conclusion of the sale of the building.

Contractual Obligations

As at December 31, 2006, we had contractual obligations to make future payments related to debt, leased premises, automobiles and equipment as shown in the table below. No material change in these contractual obligations has occurred during the first quarter of 2007 that are outside the ordinary course of our business.

($000s)	Long Term Debt	Lease	Total
2007	214	31,765	31,979
2008	125,155	25,182	150,337
2009	112	17,611	17,723
2010	50	11,459	11,509
2011	16	8,010	8,026
Thereafter	15	18,325	18,340
	125,562	112,352	237,914

Other long-term liabilities comprised future income taxes, future benefits for employees, and other liabilities. These totalled $1.0 million, $1.7 million and $7.4 million, respectively, at March 31, 2007. Other liabilities consist primarily of accrued costs related to the disposal of the United States TPA Business in 2004, excess office space lease provisions, and minority interests in non-wholly owned subsidiaries. Other liabilities decreased by $1.6 million compared to December 31, 2006. The decrease was primarily in operations in the United States and was due to the payment of third party liabilities related to the sale of the United States TPA Business.

Capitalization

Shareholders' equity decreased to $103.4 million at March 31, 2007 from $104.9 million at December 31, 2006. This was primarily due to a negative movement in the accumulated other comprehensive income account of $4.0 million, partially offset by net earnings of $2.5 million in the first quarter of 2007. The decrease in the accumulated other comprehensive income account related to unrealized losses on the translation of the assets and liabilities of our foreign operations, primarily as a result of the strengthening of the Canadian dollar relative to the United Kingdom pound and the United States dollar from December 31, 2006 to March 31, 2007.

Payments from Subsidiaries

As a holding company, Cunningham Lindsey Group Inc.'s ability to meet its financial obligations is dependent upon the receipt of interest and principal payments on inter-company funding, management fees, proceeds from the sale of assets, cash dividends and other payments from subsidiaries, together with proceeds raised by it through the issuance of equity and debt securities.

All of Cunningham Lindsey Group Inc.'s subsidiaries are distinct legal entities and have no obligation, contingent or otherwise, to make funds available to Cunningham Lindsey Group Inc. whether by dividends, interest payments, loans, advances, or other payments, except for management fees and other invoiced transactions that are subject to payment terms. In addition, the payment of dividends and the making of loans, advances and other payments to Cunningham Lindsey Group Inc. by its subsidiaries are subject to limitations, including contractual restrictions, the earnings of its subsidiaries, and various business considerations specific to its subsidiaries.

TRANSACTIONS WITH RELATED PARTIES

In connection with the $72.8 million non-revolving term facility renewal on March 31, 2006, Fairfax agreed to provide us with financing as necessary to allow us to meet our liabilities and obligations as and when they fall due under the renewed facility, including the one-year extension, but only to the extent that money is not otherwise readily available to us to meet such liabilities and obligations.

On May 31, 2006 and on June 15, 2006, CL Canada borrowed $2.0 million (total $4.0 million) from Fairfax. Proceeds of the loans were principally used for operating purposes. The loans bear interest at a rate of 7% per annum and are subject to the terms of a subordination and postponement agreement relating to the non-revolving term facility. Pursuant to this agreement, Fairfax has agreed that we will not repay the principal amount of the loans until our $72.8 million facility is repaid. Interest expensed and paid on borrowings from Fairfax during the first quarter of 2007 was $0.1 million (2006: $nil).

We have a management services agreement with Fairfax pursuant to which Fairfax provides us with specified management services in consideration for an annual management fee. During the first quarter of 2007, we paid $0.1 million (2006: $0.1 million) to Fairfax in respect of management fees under that service agreement. Under that agreement, Fairfax agreed to reimburse us for $0.4 million (2006: $0.4 million) of the costs related to the sale of the United States TPA Business. On February 13, 2007, Fairfax paid approximately $5.7 million to the Company in respect of costs related to the United States TPA Business and our corresponding accounts receivable was reduced to $1.7 million. As at March 31, 2007, $2.0 million is included within other accounts receivable in respect of our estimate of amounts recoverable from Fairfax for reimbursement of costs.

Fairfax owns more than 75% of the total number of all of our outstanding shares, which allows it to include our United Kingdom subsidiaries in its group tax return filings in the United Kingdom. In the first quarter of 2007, we made tax instalment payments totalling $3.1 million (2006: $nil) to Fairfax. Of this amount, $2.5 million related to 2006 (2006: $nil related to 2005) and $0.6 million related to 2005 (2006: $nil related to 2004). In the first quarter of 2006, we received a refund of $1.1 million in respect of 2005 and 2004 taxes overpaid. We are due to pay a further tax instalment of $2.2 million to Fairfax in May 2007 in respect of 2006. The tax instalment payments would otherwise have been paid directly to the tax authorities in the United Kingdom.

We provide certain services, including claims adjusting and claims management services, in the normal course of business to companies under Fairfax's control. Revenue earned primarily from claims adjusting and claims management services rendered in the normal course of business to companies under Fairfax's control in the first quarter of 2007 was $3.2 million (2006: $3.0 million).

Companies under Fairfax's control provide us with certain services in the normal course of business. Costs incurred for information and technology services provided in the normal course of business by companies under Fairfax's control were $0.2 million in the first quarter of 2007 (2006: $0.2 million). Costs incurred for taxation services and file storage and destruction services provided in the normal course of business by companies under Fairfax's control in the first quarter of 2007 were $0.1 million (2006: $nil).

At March 31, 2007, we owed Fairfax $1.3 million (2006: $nil) for participation in an insurance program arranged by Fairfax with third-party carriers. The insurance program is for blended excess errors and omissions, employment practices liability, directors and officers' liability coverage, and fiduciary and fidelity coverage, for claims made in the period June 1, 2006 to May 31, 2007.

SHARE DATA
As at May 2, 2007, the Company had 19,919,968 subordinate voting shares and 2,172,829 multiple voting shares outstanding.

CRITICAL ACCOUNTING ESTIMATES
The preparation of our financial statements in accordance with Canadian generally accepted accounting principles requires us to make estimates and assumptions that affect the amounts reported in our financial statements and amounts derived therefrom, including amounts presented in this report. These estimates and assumptions principally relate to goodwill, the valuation of future tax assets, and the valuation of claims in process. As more information becomes known, these estimates and assumptions could change and impact future results. The most significant estimates and assumptions we make in preparing our financial statements are described below.

(i)   Goodwill impairment testing

Goodwill represents $223.7 million (52%) of the assets on our consolidated balance sheet as at March 31, 2007. Goodwill is subject to impairment tests annually or when significant changes in operating expectations occur. The fair value of goodwill in the reporting unit is compared to its book value. If the fair value of the goodwill in the reporting unit is less than its book value, a goodwill impairment loss is recognized as the excess of the book value of the goodwill over the fair value of the goodwill.

We estimate the fair value of each of our operations using discounted expected future cash flows, which requires us to make a number of estimates, including estimates about future revenue, net earnings, corporate overhead costs, capital expenditure, cost of capital, and the growth rate of our various operations. The expected future cash flow information is provided by each operation as part of our annual budgeting process. Given the variability of the expected future cash flow information, a sensitivity analysis of the goodwill impairment test is performed by varying the discount and growth rates. As the expected future cash flow information is based on the long-term expectations of each operation, the financial information is subject to change at every calculation date based on current expectations for future operations taking into account, among other things, historical operating results.

To the extent that the determination of discounted expected future cash flows indicate a possible impairment of goodwill, any impairment recognized could have a materially adverse effect on our financial condition and results of operations. While not impacting the statement of cash flows, a goodwill impairment loss would reduce the carrying value of goodwill on our balance sheet and would reduce net earnings or increase net loss. A significant goodwill impairment loss could reduce our shareholders' equity to the extent that we would no longer comply with certain covenants under our unsecured, non-revolving term facility owing by CL Canada. For a more complete discussion, see "Cash Flow and Liquidity" in this MD&A.

As at March 31, 2007, the goodwill in the United Kingdom is $173.7 million, or 78% of the total goodwill on our consolidated balance sheet. For the year ended December 31, 2006, our evaluation of goodwill indicated that the fair value of the operations in the United Kingdom were sensitive to our projections of future cash flow and to changes in the cost of capital and growth rate. The operations in the United Kingdom expect improved cash flow in future years based on their business plans. The goodwill valuation for the United Kingdom is sensitive to those future cash flows as well as changes to estimated growth rates and cost of capital. Any significant variance in actual performance from the business plans could result in a material impairment of part of the goodwill book value in future periods.

For the purpose of our 2006 annual impairment testing, our operations in the United Kingdom were valued at a range of $178 million to $286 million, and compared to the book value of the goodwill. No impairment was indicated.

(ii) Valuation of Future Tax Assets

We recognize future income tax assets when it is more likely than not that the future income tax assets will be realized. This assumption is based on management's best estimate of future circumstances and events affecting taxable income. We have significant future income tax assets in the United States and Canada against which each operation has recorded a valuation allowance.

Based on the continued strong performance in our operations in the United States, we recorded a tax asset of $4.8 million (U.S.$4.3 million) in the second quarter of 2006 in our operations in the United States. The operations in the United States have available additional net operating losses of approximately U.S.$57.9 million, representing a potential additional future tax asset of approximately U.S.$23.2 million.

If circumstances change regarding the projected profitability of the operations in the United States and Canada, the valuation allowance in the relevant operation could be reduced resulting in a future income tax recovery. We re-evaluate our future income taxes on a regular basis.

(iii) Claims in Process

We record our inventory of claims in process at their estimated net realizable value at the period end. The change in estimated net realizable value from the prior period is recorded as an increase or decrease to revenue in the current period. The majority of claims adjustment fees arising from claims in process are accounted for on an estimated percentage-of-completion basis. The estimated net realizable value of claims in process as at March 31, 2007 of $71.7 million, compared to $69.8 million as at December 31, 2006, is primarily calculated based on the number of claims outstanding at the period end, the average revenue per claim for each period, and an estimate of the average percentage-of-completion for the claims outstanding at the period end. The percentage-of-completion estimates are based on previous years' experience and our understanding of estimates used within the industry. The estimated net realizable value of claims in certain operations is calculated based on unbilled hours and billing rates. The value of claims in process is particularly sensitive to the assumption of the average percentage completed of our portfolio of claims at any time. We evaluate these percentages to ensure there have been no significant changes in our claims experience that would significantly change the underlying estimate. However, given the nature of the estimation process, actual results could materially differ from the estimated amounts.

CHANGE IN ACCOUNTING POLICIES

We have adopted the following Canadian Institute of Chartered Accountants guidelines effective for our first quarter commencing January 1, 2007:

(a) Section 3855 – Financial Instruments – Recognition and Measurement. Section 3855 requires that all financial assets, except those classified as held to maturity and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading, otherwise, they are measured at cost. Investments classified as available for sale are reported at fair market value based on quoted market prices with unrealised gains or losses excluded from earnings and reported as other comprehensive income. Long-term investments are reported at cost and not adjusted to fair market value, as they are held to maturity.

(b) Section 3865 – Hedges. We do not have any hedges, and therefore there is no impact as a result of the adoption of this standard.

(c) Section 1530 – Comprehensive Income and Section 3251 – Equity. Comprehensive income is the change in equity of an enterprise during a period arising from transactions and other events and circumstances from non-owner sources. It includes items that would normally not be included in net income, such as changes in the foreign currency translation adjustment relating to self-sustaining foreign operations and unrealised gains or losses on available for sale financial instruments. This section describes how to report and disclose comprehensive income and its components. Section 3251 replaces Section 3250 – Surplus, and describes the changes in how to report and disclose equity and changes in equity as a result of the new requirements of Section 1530. Upon adoption of this section, the consolidated financial statements now include a statement of comprehensive income.

In accordance with the provisions of these new standards, we reclassified amounts previously recorded in "Currency translation adjustment" to "Accumulated other comprehensive income". The adoption of these standards had no impact on our interim consolidated statement of earnings.



CONSOLIDATED BALANCE SHEETS

(Unaudited)

($000s)

As at	March 31, 2007	December 31, 2006
ASSETS		
Current		
Cash	7,265	10,496
Accounts receivable, net	89,791	93,242
Assets held for sale	-	797
Claims in process	71,663	69,830
Prepaid expenses	7,085	7,136
Income taxes recoverable	1,063	1,860
Total current assets	176,867	183,361
Property and equipment, net	14,161	14,488
Goodwill	223,742	225,260
Future income taxes	6,423	6,640
Other assets	7,307	8,589
Total assets	428,500	438,338
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Bank indebtedness *(note 2)*	7,096	6,584
Other loans *(note 3)*	76,359	76,737
Accounts payable and accrued liabilities	75,060	77,465
Income taxes payable	3,837	7,289
Current portion of long-term debt	149	214
Deferred revenue	27,403	27,993
Total current liabilities	189,904	196,282
Future income taxes	1,038	1,080
Long-term debt	125,000	125,348
Employee future benefits *(note 4)*	1,749	1,728
Other liabilities	7,428	9,040
Total liabilities	325,119	333,478
Shareholders' equity *(note 5)*	103,381	104,860
	428,500	438,338

See accompanying notes

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

(Unaudited)

($000s except per share amounts)

For the three months ended March 31	2007	2006
Revenue	**116,770**	103,899
Cost and expenses		
Cost of service	**92,262**	82,119
Selling, general and administration	**19,723**	17,307
Gain on sale of assets held for sale	**(2,352)**	-
Interest	**4,217**	4,485
	113,850	103,911
Earnings (loss) before income taxes	**2,920**	(12)
Provision for income taxes	**416**	1,515
Net earnings (loss) for the period	**2,504**	(1,527)
Earnings (loss) per share		
Basic and diluted net earnings (loss) per share	**0.11**	(0.07)

See accompanying notes

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited)

($000s)

For the three months ended March 31	2007	2006
Net earnings (loss) for the period	**2,504**	(1,527)
Other comprehensive income		
Currency translation adjustments	**(3,990)**	2,482
Comprehensive income	**(1,486)**	955

See accompanying notes

Cunningham Lindsey Group Inc.

16

Interim Report March 31, 2007

CONSOLIDATED STATEMENTS OF DEFICIT

(Unaudited)

($000s)

For the three months ended March 31	2007	2006
Deficit, beginning of period	**(50,338)**	(50,381)
Net earnings (loss) for the period	**2,504**	(1,527)
Deficit, end of period	**(47,834)**	(51,908)

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
($000s)

For the three months ended March 31	2007	2006
OPERATING ACTIVITIES		
Net earnings (loss) for the period from continuing operations	**2,504**	(1,527)
Add (deduct) items not affecting cash		
Depreciation	**1,205**	1,183
Future income taxes	**166**	(393)
Gain on sale of assets held for sale	**(2,352)**	-
Others	**-**	30
	1,523	(707)
Changes in non-cash working capital balances related to operations		
Accounts receivable	**2,915**	(5,119)
Claims in process	**(5,601)**	(10)
Prepaid expenses	**(122)**	(567)
Income taxes	**(1,845)**	2,600
Accounts payable, accrued liabilities and deferred revenue	**(7,339)**	(3,697)
Pension and other liabilities	**(120)**	2
Cash used in operating activities	**(10,589)**	(7,498)
INVESTING ACTIVITIES		
Business acquisitions including payment of deferred proceeds *(note 8)*	**-**	(702)
Purchase of property and equipment	**(1,141)**	(1,202)
Proceeds from assets held for sale	**3,327**	-
Other assets	**761**	(11)
Discontinued operations *(note 7)*	**3,837**	(1,188)
Cash provided (used) by investing activities	**6,784**	(3,103)
FINANCING ACTIVITIES		
Bank indebtedness	**512**	4,377
Other loans	**17**	-
Repayment of debt	**(190)**	-
Cash provided by financing activities	**339**	4,377
Effect of exchange rate changes on cash	**235**	(4)
Net decrease in cash during the period	**(3,231)**	(6,228)
Cash, beginning of period	**10,496**	11,680
Cash, end of period	**7,265**	5,452
SUPPLEMENTAL INFORMATION		
Cash interest paid	**1,585**	2,620
Cash taxes paid (recovered)	**3,376**	(625)

See accompanying notes

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited)
(in $000s except as otherwise indicated)
March 31, 2007 and 2006

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated interim financial statements of Cunningham Lindsey Group Inc. (the "Company") should be read in conjunction with its annual audited consolidated financial statements, as these consolidated interim financial statements do not conform in all respects to the requirements of Canadian generally accepted accounting principles for annual financial statements. These consolidated interim financial statements follow the same accounting policies and methods of application as the annual consolidated financial statements for the year ended December 31, 2006, except that the Company has adopted the following Canadian Institute of Chartered Accountants guidelines effective for the Company's first quarter commencing January 1, 2007:

(a) Section 3855 – Financial Instruments – Recognition and Measurement. Section 3855 requires that all financial assets, except those classified as held to maturity and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading, otherwise, they are measured at cost. Investments classified as available for sale are reported at fair market value based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income. Long-term investments are reported at cost and not adjusted to fair market value, as they are held to maturity.

(b) Section 3865 – Hedges. The Company does not have any hedges, and therefore there is no impact as a result of the adoption of this standard.

(c) Section 1530 – Comprehensive Income and Section 3251 – Equity. Comprehensive income is the change in equity of an enterprise during a period arising from transactions and other events and circumstances from non-owner sources. It includes items that would normally not be included in net income, such as changes in the foreign currency translation adjustment relating to self-sustaining foreign operations and unrealized gains or losses on available for sale financial instruments. This section describes how to report and disclose comprehensive income and its components. Section 3251 replaces Section 3250 – Surplus, and describes the changes in how to report and disclose equity and changes in equity as a result of the new requirements of Section 1530. Upon adoption of this section, the consolidated financial statements now include a statement of comprehensive income.

In accordance with the provisions of these new standards, the Company reclassified amounts previously recorded in "Currency translation adjustment" to "Accumulated other comprehensive income". The adoption of these standards had no impact on the Company's interim consolidated statement of earnings.

Certain comparative amounts for 2006 have been reclassified to conform to this quarter's presentation.

In management's opinion, these consolidated interim financial statements include all disclosures necessary for the fair presentation of the consolidated interim results.

2. BANK INDEBTEDNESS

As at March 31, 2007, the Company's subsidiaries had demand lines of credit in the United Kingdom (£6.5 million) and Europe (€ 4.0 million) totalling $20.9 million (2006: $19.1 million), against which they had drawn $6.6 million (2006: $6.3 million).

3. OTHER LOANS

On March 31, 2006, Cunningham Lindsey Canada Limited ("CL Canada") renewed an unsecured non-revolving term facility for an initial term to March 31, 2007. Pursuant to the terms of the facility, CL Canada extended the facility for a further one-year term to March 31, 2008. The principal amount of the renewed facility is $72.8 million and bears interest at a per annum rate equal to the Canadian prime rate in effect plus 3.5%.

The 2006 renewal terms included commitment fees equal to 1% of the renewed loan balance, which have been paid, and 1.5% of the balance outstanding at the time of any further extension. The commitment fee equal to 1.5% of the balance outstanding at the time of the further extension is due as follows: one quarter of such fee on February 28, 2007, one quarter of such fee on June 30, 2007, and the remaining half of such fee on September 30, 2007, provided that on each such date, CL Canada has not repaid the facility. CL Canada paid one quarter of the commitment fee related to the further extension on February 28, 2007.

3. OTHER LOANS (continued)

The facility may be repaid at any time, but is permanently reduced by the amount of any repayment. As at March 31, 2007, none of the principal amount had been repaid. The Company and several of its subsidiaries have guaranteed the loan.

As at March 31, 2007, the Company owed $4.0 million to its parent company. The loans bear interest at a rate of 7% per annum and are subject to the terms of a subordination and postponement agreement. Pursuant to this agreement, the parent company has agreed that the Company will not repay the principal amount of the loans until its $72.8 million facility is repaid, without the consent of the senior lender.

4. EMPLOYEE FUTURE BENEFITS COSTS

The Company has defined benefit and defined contribution plans providing pension and other retirement benefits.

The Company's expense for defined contribution pension plans was $2.1 million for the first quarter of 2007 compared to $1.7 million for the first quarter of 2006. The Company's expense for defined benefit pension plans was $1.3 million for the first quarter of 2007 compared to $1.2 million for the first quarter of 2006.

5. SHAREHOLDERS' EQUITY

Shareholders' equity consists of the following:	March 31, 2007	December 31, 2006
Share capital	169,763	169,763
Contributed surplus	1,300	1,300
Employee share purchase loans	(2,529)	(2,536)
Accumulated other comprehensive income	(17,319)	(13,329)
Deficit	(47,834)	(50,338)
	103,381	104,860

Accumulated other comprehensive income is comprised solely of cumulative unrealized translation losses relating to the Company's net investment in its self-sustaining foreign operations. The strengthening of the Canadian dollar against the United Kingdom pound and the United States dollar from December 31, 2006 to March 31, 2007 is the principal reason for the change in the first quarter of 2007.

At March 31, 2007, the Company had $2.5 million in outstanding loans to employees and former employees, which were provided to assist in purchasing subordinate voting shares of the Company. The majority of these loans bear no interest. As collateral, the employees have pledged 290,101 subordinate voting shares of the Company that had a market value at March 31, 2007 of $0.9 million. The Company intends to collect the majority of these loans from the sale of the pledged shares over certain periods of time, and therefore, the amount of the loans has been recorded as a reduction in shareholder's equity.

6. SEGMENTED INFORMATION

The Company operates in one dominant industry, the insurance claims services industry segment, through its subsidiaries in Canada, the United States, the United Kingdom, Europe, and internationally. Cunningham Lindsey International Limited operates from London, England and has a network of offices in the United States, Latin America, Asia and the Middle East.

The Company manages its operations, and accordingly determines its operating segments, on a geographic basis. The performance of the segments is monitored based on earnings before interest, taxes, depreciation, and amortization ("EBITDA"). EBITDA is defined as revenue from continuing operations less cost of service and selling, general, and administration expenses, excluding depreciation and amortization expense. EBITDA does not have a standard meaning prescribed by generally accepted accounting principles and may not be comparable with similar measures used by other companies. There are no significant inter-segment revenues.

6. SEGMENTED INFORMATION (continued)

Financial information by operating segment is as follows (all in Canadian dollars):

	Canada	United States	United Kingdom	Europe	International	Corporate	Consolidated
For the three months ended March 31, 2007							
Revenue [1]	**13,700**	**15,145**	**58,887**	**15,363**	**13,675**	**-**	**116,770**
EBITDA	748	901	4,443	(185)	1,774	(1,691)	5,990
Interest (expense) income	14	(2)	179	(105)	34	(4,337)	(4,217)
Income tax (expense) recovery	-	-	(1,053)	(803)	(355)	1,795 [2]	(416)
Depreciation expense	(49)	(63)	(739)	(166)	(188)	-	(1,205)
Gain on disposal of assets held for sale	-	-	-	2,352	-	-	2,352
Net earnings (loss)	**713**	**836**	**2,830**	**1,093**	**1,265**	**(4,233)**	**2,504**
Purchase of property and equipment	45	53	554	301	188	-	166
Disposal of assets held for sale	-	-	-	(975)	-	-	(975)
Goodwill	7,534	13,677	173,677	22,613	6,241	-	223,742
Identifiable assets	24,086	38,211	264,974	44,316	47,496	9,417	428,500

	Canada	United States	United Kingdom	Europe	International	Corporate	Consolidated
For the three months ended March 31, 2006							
Revenue [1]	14,046	17,540	45,245	14,373	12,695	-	103,899
EBITDA	94	1,383	2,869	298	2,577	(1,565)	5,656
Interest (expense) income	11	(182)	(16)	(109)	(59)	(4,130)	(4,485)
Income tax (expense) recovery	-	-	(797)	(28)	(684)	(6) [2]	(1,515)
Depreciation expense	(72)	(75)	(636)	(206)	(194)	-	(1,183)
Net (loss) earnings	33	1,126	1,420	(45)	1,640	(5,701)	(1,527)
Purchase of property and equipment	23	75	684	106	312	2	1,202
Goodwill additions	-	-	-	-	20	-	20
Goodwill	7,534	15,284	157,636	20,520	5,934	-	206,908
Identifiable assets	26,965	38,155	224,551	40,310	45,730	5,767	381,478

[1] The United Kingdom operations has one customer whose revenue represented 15.4% and 14.4% of the Company's consolidated revenue for the three months ended March 31, 2007 and 2006, respectively.

[2] The Corporate income tax (expense) recovery is net of a valuation allowance against tax losses.

7. DISCONTINUED OPERATIONS

On March 15, 2004, the Company completed the sale of certain assets and liabilities comprising its third party claims administration business in the United States (the " United States TPA Business") to Broadspire Services Inc.

The assets and liabilities related to the discontinued operations are as follows:

	Mar 31, 2007	Dec 31, 2006
Current assets	2,212	7,608
Current liabilities	(1,823)	(2,029)
Other liabilities	(2,672)	(4,068)

Included in other liabilities is a $1.4 million (U.S.$1.2 million) provision for expected future errors and omission costs and insurance premiums related to the United States TPA Business disposal. In determining the provision required for future errors and omission costs related to the disposal, a review is made of actual costs compared to estimates, and current estimates of potential future liabilities. The Company has a provision of $1.2 million (U.S.$1.1 million) for excess office space lease payments related to the disposal. The excess space provision is calculated using a potential gross liability estimate of $3.9 million (U.S.$3.4 million), reduced for current contracted sub-leases of $2.7 million (U.S.$2.3 million).

Given that the significant estimates noted above are based on existing knowledge, it is possible that changes in future conditions could require a material change in the provisions recognized.

The Company has a management services agreement with its parent company pursuant to which the parent company provides the Company with specified management services in consideration of an annual management fee. Under that agreement, the parent company will reimburse the Company for certain costs associated with the disposal of the United States TPA Business *(note 9)*.

8. ACQUISITIONS AND DISPOSALS

On January 1, 2006, Cunningham Lindsey Europe, a subsidiary of the Company, acquired the remaining 55% of the outstanding shares of Courtille SCRP in France. The purchase price comprised consideration of $0.7 million (€0.5 million).

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

Purchase price, net of cash acquired	673
Assets acquired:	
Accounts receivable	560
Property and equipment	115
Claims in process	86
Investments	29
Goodwill	511
Total assets acquired	**1,301**
Liabilities assumed:	
Accounts payable and accrued liabilities	628
Total liabilities assumed	**628**
Net assets acquired	**673**

9. RELATED PARTY TRANSACTIONS

In connection with the $72.8 million non-revolving term facility renewal on March 31, 2006 *(note 3)*, the Company's parent company agreed to provide the Company with financing as necessary to allow the Company to meet its liabilities and obligations as and when they fall due under the renewed facility (including the permitted one-year extension), but only to the extent that money is not otherwise readily available to the Company to meet such liabilities and obligations.

9. RELATED PARTY TRANSACTIONS (continued)

As at March 31, 2007, the Company owed $4.0 million to its parent company. Proceeds of the loans were principally used for operating purposes. The loans bear interest at a rate of 7% per annum and are subject to the terms of a subordination and postponement agreement relating to the non-revolving term facility. Pursuant to this agreement, the parent company has agreed that the Company will not repay the principal amount of the loans until the $72.8 million facility is repaid. Interest expensed and paid on borrowings from the parent company during the first quarter of 2007 was $0.1 million (2006: $nil).

The Company has a management services agreement with its parent company pursuant to which the parent company provides the Company with specified management services in consideration for an annual management fee. During the first quarter of 2007, the Company paid $0.1 million (2006: $0.1 million) to its parent company in respect of management fees under that service agreement. Under that agreement, the parent company has agreed to reimburse the Company for $0.4 million (2006: $0.4 million) of the costs related to the sale of the United States TPA Business *(note 7)*. On February 13, 2007, the parent company paid approximately $5.7 million to the Company in respect of costs related to the United States TPA Business and the Company's corresponding accounts receivable was reduced to $1.7 million. As at March 31, 2007, $2.0 million is included within other accounts receivable in respect of the Company's estimate of amounts recoverable from its parent company for reimbursement of costs.

The Company's parent company owns more than 75% of the total number of all of the Company's outstanding shares, which allows it to include the Company's United Kingdom subsidiaries in its group tax return filings in the United Kingdom. For the three months ended March 31, 2007, the Company made tax instalment payments totalling $3.1 million (2006: $nil) to its parent company. Of this amount, $2.5 million related to 2006 (2006: $nil related to 2005) and $0.6 related to 2005 (2006: $nil million related to 2004). In the first quarter of 2006, a refund of $1.1 million was received in respect of 2005 and 2004 taxes overpaid. The Company is due to pay a further tax instalment of $2.2 million to its parent company in May 2007 that relates to 2006. The tax instalment payments would otherwise have been paid directly to the tax authorities in the United Kingdom.

The Company provides certain services, including claims adjusting and claims management services, in the normal course of business to companies under its parent company's control. Revenue earned primarily from claims adjusting and claims management services rendered in the normal course of business to companies under its parent company's control in the first quarter of 2007 was $3.2 million (2006: $3.0 million).

Companies under its parent company's control provide the Company with certain services in the normal course of business. Costs incurred for information and technology services provided in the normal course of business by companies under its parent company's control were $0.2 million (2006: $0.2 million) for the first quarter of 2007. Costs incurred for taxation services and file storage and destruction services provided in the normal course of business by companies under its parent company's control in the first quarter of 2007 were $0.1 million (2006: $nil).

At March 31, 2007, the Company owed its parent company $1.3 million (2006: $nil) for participation in an insurance program arranged by its parent company with third party carriers. The insurance program is for blended excess errors and omissions, employment practices liability, directors and officers' liability coverage, and fiduciary and fidelity coverage, for claims made in the period June 1, 2006 to May 31, 2007.

The aforementioned transactions have been recorded at their value as negotiated with the related party.



FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Stephen M. Cottrell, Vice President and Chief Financial Officer of Cunningham Lindsey Group Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Cunningham Lindsey Group Inc. (the issuer) for the period ending March 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal controls over financial reporting for the issuer, and we have:

    a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

    b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 2, 2007

/s/ *"Stephen M. Cottrell"*
Stephen M. Cottrell
Vice President and Chief Financial Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Jan Christiansen, President and Chief Executive Officer of Cunningham Lindsey Group Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Cunningham Lindsey Group Inc. (the issuer) for the period ending March 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal controls over financial reporting for the issuer, and we have:

    a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

    b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 2, 2007

/s/ *"Jan Christiansen"*

Jan Christiansen
President and Chief Executive Officer

